UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Environmental Power Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29406-L-10-2

(CUSIP Number)

Scott E. Pueschel, Esq.

Pierce Atwood

One New Hampshire Avenue, Suite 350

Portsmouth, NH 03801

(603)433-6300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

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SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lewis Warshauer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,630,000 8. SHARED VOTING POWER 370,000 9. SOLE DISPOSITIVE POWER 1,630,000 10. SHARED DISPOSITIVE POWER 370,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1. Security and Issuer

Common Stock, $.01 par value per share of Environmental Power Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is One Cate Street, 4th Floor, Portsmouth, NH 03801.

Item 2. Identity and Background

(a)	The name of the natural person filing this Schedule 13D is Lewis Warshauer.

(b)	Mr. Warshauer resides at 6 Laurel Lane, Rumson, New Jersey 07760.

(c)	Mr. Warshauer is employed as a physician with Red Bank Radiologists, P.A., a radiology practice located at 6 Riverview Plaza, Red Bank, NJ 07701.

(d)	Criminal proceedings – None.

(e)	Civil proceedings – None.

(f)	Mr. Warshauer is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Warshauer expended a total of $160,000 in cash out of his own personal funds for the shares of Common Stock acquired.

Item 4. Purpose of Transaction

Mr. Warshauer acquired the shares of Common Stock in question for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Warshauer may be deemed to own beneficially 2,000,000 shares of Common Stock as of July 2, 2003, which includes 370,000 shares of Common Stock owned jointly with his wife, Janet G. Warshauer, as joint tenants with right of survivorship. The shares of Common Stock beneficially owned by Mr. Warshauer represent 8.6% of the issued and outstanding shares of Common Stock of the Company as of July 2, 2003 (based on 23,303,279 shares outstanding as of such date).

(b)	Number of shares as to which Mr. Warshauer has:

(i)      sole power to vote or to direct the vote: 1,630,000

(ii)     shared power to vote or to direct the vote: 370,000

(iii)    sole power to dispose or to direct the disposition of: 1,630,000

(iv)    shared power to dispose or to direct the disposition of: 370,000

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to Be Filed as Exhibits

Not Applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2003
(Date)

/s/ LEWIS WARSHAUER
(Signature)

Lewis Warshauer
(Name and Title)

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